As filed with the Securities and Exchange Commission on October 7, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PACIFIC MERCANTILE BANCORP

(Exact name of registrant as specified in its charter)

California	33-0898238
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond E. Dellerba

President and Chief Executive Officer

Pacific Mercantile Bancorp

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ben A. Frydman, Esq.

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective until all of the shares registered hereunder are sold.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock (no par value)	2,105,262	$3.22	$6,778,944	$777.00

(1)	Pursuant to Rule 416 under the Securities Act of 1933 the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), using the average of the high and low prices of the registrant’s common stock as reported on The NASDAQ Global Select Market on October 3, 2011, which was $3.22 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 7, 2011

PROSPECTUS

2,105,262 Shares of Common Stock

Offered by Selling Shareholders

This prospectus relates to the offer and sale from time to time of up to 2,105,262 shares of our common stock, no par value, by the shareholders listed in this prospectus in the section entitled “Selling Shareholders.” These shares are issuable upon conversion by the selling shareholders of 112,000 shares of our 8.4% Series B Convertible Non-Cumulative Preferred Shares (the “Series B Preferred Shares”) that were sold and issued to the selling shareholders pursuant to that certain Series B Preferred Stock Purchase Agreement dated August 26, 2011, by and among the selling shareholders and us. We are registering the shares as required by a Registration Rights Agreement dated August 26, 2011, which we entered into with the selling shareholders. However, the registration of the shares does not necessarily mean that any of such shares will be offered or sold by the selling shareholders. We are not selling any common stock and will not receive any of the proceeds from the sale of shares under this prospectus.

The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 16. We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling shareholders. However, we will not be paying any underwriting discounts or commissions in this offering.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “PMBC.” On October 5, 2011, the last reported sale price for our common stock was $3.11 per share.

Investing in our common stock is subject to numerous risks. See “Risk Factors” beginning on page 3 of this prospectus.

Our shares of common stock are not deposits, nor are they insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency and they may not be used as collateral for a loan from us or Pacific Mercantile Bank, our wholly-owned banking subsidiary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) utilizing a shelf registration process. Under the shelf registration process, the selling shareholders may, from time to time, offer and sell shares of our common stock pursuant to this prospectus. It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making any decision whether to invest in our common stock by purchasing shares in this offering. You should also read and consider the information contained in the documents that we have incorporated into this prospectus by reference, as described in “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” in this prospectus.

We have not authorized anyone to give or provide any information different from the information that is contained or incorporated by reference into this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or by any accompanying prospectus supplement and, if given, such information must not be relied upon as having been made or authorized by us. Neither the delivery of this prospectus or any accompanying prospectus supplement nor any sale made hereunder or thereunder shall under any circumstances create an implication that there has been no change in our business, financial condition, results of operations or prospects since the date of this prospectus or of any such prospectus supplement.

This prospectus or any accompanying prospectus supplement does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

FORWARD LOOKING INFORMATION

In addition to historical information, this prospectus and the documents incorporated by reference into this prospectus contain forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or financial performance in the future to differ materially from the results or financial performance that may be expressed, predicted or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, those set forth under the caption “Risk Factors” beginning on Page 3 in this prospectus. In some cases, you can identify forward-looking statements by words like “may,” “will,” “should,” “could,” “believes,” “intends,” “expects,” “anticipates,” “plans,” “estimates,” “predicts,” “potential,” “project” and “continue” and similar expressions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the respective dates on which such statements were made and are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. We expressly disclaim any intent or obligation to update any of such forward-looking statements after the date hereof to conform such statements to actual results or to changes in our opinions or expectations, except as required by applicable law or the rules of the NASDAQ Global Select Market.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus before making an investment decision.

Pacific Mercantile Bancorp

We are a California corporation and bank holding company which, through our wholly-owned subsidiary, Pacific Mercantile Bank (the “Bank”), is engaged in the commercial banking business in Southern California. We are registered as a one bank holding company under the United States Bank Holding Company Act of 1956, as amended, and as such we are regulated by the Board of Governors of the Federal Reserve (the “Reserve Board”). Substantially all of our operations are conducted and substantially all our assets are owned by the Bank, which accounts for substantially all of our consolidated revenues and expenses, and earnings. At June 30, 2011, our total consolidated assets, net loans (which exclude loans held for sale) and total deposits were $998 million, $791 million and $843 million, respectively.

The Bank, which is headquartered in Orange County, California, provides a full range of commercial banking services to small and medium-size businesses, professionals and the general public, from seven banking offices, and an internet banking branch at www.pmbank.com, in Orange, Los Angeles, San Bernardino and San Diego Counties of California and is subject to competition from other banking and financial services organizations conducting operations in those same markets. The Bank is incorporated as a California banking corporation that is chartered and regulated by the California Department of Financial Institutions (the “DFI”). The Bank also is a member of and subject to regulation by Federal Reserve Bank of San Francisco (“FRB”) and deposit accounts at the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the maximum amount allowed by law.

Our principal executive offices are located at 949 South Coast Drive, Suite 300, Costa Mesa, California 92626, where our telephone number is (714) 438-2500. We maintain a web site at www.pmbank.com. The reference to our web site address does not constitute incorporation by reference into this prospectus of the information contained on, or accessible through that web site. Pacific Mercantile Bancorp shall sometimes be referred to in this prospectus as “PMBC”, the “Company” or as “we”, “us” or “our”.

The Offering

The following is a brief summary of the offering. You should read the entire prospectus carefully, including “Risk Factors” and the information, including financial information relating to us, included in our filings with the SEC that are incorporated into this document by reference.

Common stock to be offered by the selling shareholders	2,105,262 shares

Use of proceeds	All of the proceeds from sales of common stock covered by this prospectus will be received by the selling shareholders and we will not receive any of those proceeds.

NASDAQ Global Select Market Symbol	PMBC

Risk Factors	See “Risk Factors” and other information included in or incorporated by reference into this prospectus for a discussion of the factors you should consider before purchasing common stock being offered hereby.

RISK FACTORS

An investment in our common stock is subject to numerous risks, including those listed below. You should carefully consider these risks, along with information provided elsewhere in this prospectus and in the documents we incorporate by reference into this prospectus, before investing in our common stock. Those risks, as well as other risks that we currently consider to be immaterial or which are not known to or are not predictable by us, could have a material adverse effect on our business or future financial condition, operating results and cash flows and could cause our actual results to vary materially from recent results or from our anticipated future results. Due to the risks to which our business and future financial performance are subject, you could lose part or all of your investment in our common stock.

Risks Related to Our Business and Industry

The United States recently experienced a severe economic recession the effects of which continue to adversely impact the banking and financial services industry in general, and our business and financial performance, in particular, and has created substantial uncertainties and risks for our business and future financial performance.

The United States recently experienced a severe economic recession. The recession created wide-ranging consequences and difficulties which continue to adversely affect the banking and financial services industry, in particular, and the economy, in general, including significant decreases in economic activity and in residential and commercial real estate prices and increases in unemployment, which led to increases in loan delinquencies and foreclosures. Those conditions and circumstances necessitated significant write-downs of the carrying values of assets by, and caused an erosion of the capital of, a large number of lending and other financial institutions. Like many other banks, due primarily to these conditions, we experienced substantial increases in non-performing loans and in loan losses in 2008, 2009 and 2010. Those loan losses required us (and many other banks) to significantly increase loan loss reserves by charges to income. In addition, as the economy contracted, loan demand decreased and net interest margins declined as the Federal Reserve Board reduced interest rates in an effort to stimulate the economy, resulting in decreases in our net interest income. As a result, we incurred net losses of $12.0 million, $17.3 million and $14.0 million in 2008, 2009 and 2010, respectively.

Although, according to economists, the economic recession is over, the economic recovery has been weak, real estate prices continue to decline, unemployment and real estate foreclosures remain high and consumer confidence is at an all time low. As a result, there are concerns that the economy may again fall into recession. Additionally, due to these conditions and the prospect that economic and market conditions will not soon recover, we face a number of risks that could adversely affect our operating results and financial condition in the future, including the following:

•

We could experience further increases in non-performing loans and other non-performing assets, consisting primarily of real properties acquired on foreclosure of non-performing loans, that would require us to write down the carrying values of such loans and other non-performing assets and to set aside additional reserves, which could adversely affect our results of operations and cause us to incur operating losses in 2011 and possibly in 2012.

•

Due to the continuing uncertainties about economic conditions, there is an increased risk that the judgments we might make in estimating loan losses inherent in our loan portfolio and in establishing loan loss reserves will prove to be incorrect, requiring us to set aside additional reserves that would adversely affect our results of operations in 2011 and 2012.

•

Possible further declines in economic activity in the United States, generally, and in our markets, in particular, due to weak business and consumer spending and high unemployment, which could lead to:

•

reductions in loan demand and a further tightening of credit that would result in declines in interest income and a further compression of our net interest margins that would result in reductions in our net interest income; and

•

increases in deposit withdrawals by customers to meet their operating or living expenses or to shift cash into higher yielding financial instruments offered by competing financial services organizations, which could reduce our liquidity and, therefore, the funds we would have available for lending, as a result of which our interest income could decline, possibly significantly, and our costs of funds could increase, thereby adversely affecting our operating results and financial condition.

•

In response to the causes of the credit and foreclosure crises and the economic recession, Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which will increase the regulation of and impose new restrictions on banks and other financial institutions and could, as a result, increase our costs of doing business and limit our ability to pursue business and growth opportunities.

•

We continue to have a substantial dollar amount of non-performing assets, consisting of non-performing loans and real properties that we have acquired by foreclosure during 2009 and 2010. A failure to meaningfully improve the quality of the loans in our loan portfolio or to sell those real properties without incurring substantial losses could result in further write down in the carrying values of those assets, which could (i) cause us to incur losses in 2011 and possibly also in 2012, and (ii) lead to the imposition, by federal and state bank regulators, of additional restrictions on our operations that could adversely affect our operating results and require us to raise additional capital that could dilute our existing shareholders. See “ — Risks and Uncertainties Posed by the FRB Agreement and DFI Order” to which we and the Bank are subject in this section below.

•

We, as well as all other federally insured banks, may be required to pay significantly higher FDIC premiums to replenish the FDIC’s deposit insurance fund, which would increase our operating expenses and, thereby, reduce our income.

We could incur losses on the loans we make.

Loan defaults and the incurrence of losses on the loans we make are an inherent risk of the banking business. That risk has been exacerbated by the significant slowdown in the housing markets and significant increases in real estate loan foreclosures in Los Angeles, Orange, Riverside and San Diego counties of California where a majority of our customers are based. This slowdown is attributable to declining real estate prices, excess inventories of unsold homes, high vacancy rates at commercial properties and increases in unemployment and a resulting loss of confidence about the future among businesses and consumers that have combined to adversely affect business and consumer spending. These conditions led to an increase in our non-performing assets in 2008, 2009 and 2010, which required us to record loan charge-offs and write-downs in the carrying values of real properties that we acquired by or in lieu of foreclosure and caused us to incur losses in that three year period. A further deterioration or even a continuing weakness in economic conditions could result in additional loan charge-offs and asset write-downs that would require us to increase the provisions we make for loan losses and losses on real estate owned that would have a material adverse effect on our future operating results, financial condition and capital.

We may be required to increase our reserve for loan losses which would adversely affect our financial performance in the future.

On a quarterly basis we evaluate and conduct an analysis to estimate the losses inherent in our loan portfolio. However, this evaluation requires us to make a number of estimates and judgments regarding the financial condition of our larger borrowers, the fair value of the properties collateralizing our outstanding loans and economic trends that could affect the ability of our borrowers to meet their payment obligations to us. Based on those estimates and judgments, we make determinations, which are necessarily subjective, with respect to (i) the adequacy of our loan loss reserve to provide for write-downs in the carrying values and charge-offs of loans that may be required in the future and (ii) the need to increase that reserve by means of a charge to income (commonly referred to as the provision for loan losses). If, due to events or circumstances outside of our control or otherwise, those estimates or judgments prove to have been incorrect or the Bank’s regulators come to a different conclusion than us regarding the adequacy of the Bank’s loan loss reserve, we would have to increase the provisions we make for loan losses, which would reduce our income or could cause us to incur operating losses in the future.

Risks and Uncertainties Posed by the FRB Agreement and DFI Order to which we and the Bank are subject.

As previously reported and described in our Current Report on Form 8-K dated August 31, 2010, we entered into a written regulatory agreement (the “FRB Agreement”) with the Federal Reserve Bank of San Francisco (the “FRB”), and the Bank consented to the issuance by the DFI of a Final Order (the “DFI Order”), due primarily to the increases in loan losses and other non-performing assets and the net losses we incurred in 2008, 2009 and the first half of 2010. Set forth below is a description of material risks and uncertainties created for us by the FRB Agreement and DFI Order.

We are subject to increased regulatory oversight which increases our costs of doing business and restricts our ability to grow our banking franchise. Under the terms of the FRB Agreement and DFI Order, we and the Bank are required to implement certain corrective and remedial measures within strict time frames and to maintain certain levels of liquidity, loan loss reserves and capital. In addition, we are required to increase management oversight of our operations and are subject to more frequent regulatory examinations. These requirements have had and in the future may have the effect of increasing our expenses and adversely affecting our operating results.

The Bank is restricted from paying dividends to us and we are restricted from paying dividends to our shareholders and from making interest payments on our subordinated debt securities. Dividends from the Bank to us comprise our primary source of funds for paying dividends to our shareholders and paying interest on our junior subordinated debentures (the “Junior Subordinated Debentures”), which we issued in connection with sales of trust preferred securities in 2002 and 2004. Pursuant to the FRB Agreement and DFI Order, the Bank may not pay cash dividends to us without the prior approval of the FRB and DFI and we may not pay cash dividends to our shareholders or interest on the Junior Subordinated Debentures without the prior approval of the FRB. As previously reported, we began to defer interest payments on the Junior Subordinated Debentures in mid-2010, when we were advised by the FRB that it would not approve further interest payments pending an improvement in our operating results and we cannot predict when the FRB will permit us to resume such payments. We are permitted to defer interest payments on the Junior Subordinated Debentures for up to 20 consecutive quarters; however, if we are not permitted by the FRB to pay the deferred interest and resume making interest payments on a current basis by the end of that five year period, then we would be in default of our obligations under the Junior Subordinated Debentures, in which event the entire $17.5 million principal amount of, and accrued but unpaid interest on, the Junior Subordinated Debentures would become immediately due and payable.

Failure to satisfy the requirements of the FRB Agreement or the DFI Order could subject us to regulatory enforcement actions and additional restrictions on our business. Although we succeeded in satisfying a requirement, under the DFI Order, to increase the Bank’s capital with the net proceeds from the sale of the Series B Preferred Shares to the selling shareholders, we are required to maintain the Bank’s capital ratios and meet other requirements under the DFI Order and the FRB Agreement. There is no assurance that we will be able to meet all of those requirements. If we do not, the FRB and DFI could subject us and the Bank to regulatory enforcement actions, which could include the assessment of civil money penalties on us and the Bank, as well as on our directors, officers and other affiliated parties, and impose further restrictions on our business. Any such regulatory actions would increase the costs of our business, restrict our ability to grow, make it more difficult for us to recruit officers and directors in the event the need to do so arises in the future, and could result in decreases in our income or cause us to incur losses in the future.

Liquidity risk could adversely affect our ability to fund operations and hurt our financial condition.

Liquidity is essential to our business, as we use cash to fund loans and investments and other interest-earning assets and deposit withdrawals that occur in the ordinary course of our business. Our principal sources of liquidity include deposits, Federal Home Loan Bank borrowings, sales of loans or investment securities held for sale, repayments to the Bank of loans it makes to borrowers and sales of equity securities by us. If our ability to obtain funds from these sources becomes limited or the costs to us of those funds increases, whether due to factors that affect us specifically, including our financial performance or the imposition of regulatory restrictions on us, or due to factors that affect the financial services industry in general, including weakening economic conditions or negative views and expectations about the prospects for the financial services industry as a whole, then, our ability to grow our banking business would be adversely affected and our financial condition and results of operations could be harmed.

We face intense competition from other banks and financial institutions that could hurt our business.

We conduct our business operations in Southern California, where the banking business is highly competitive and is dominated by large multi-state and in-state banks with operations and offices covering wide geographic areas. We also compete with other financial service businesses, mutual fund companies, and securities brokerage and investment banking firms that offer competitive banking and financial products and services as well as products and services that we do not offer. The larger banks and many of those other financial institutions have greater financial and other resources that enable them to conduct extensive advertising campaigns and to shift resources to regions or activities of greater potential profitability. They also have substantially more capital and higher lending limits than we do, which enable them to attract larger customers and offer financial products and services that we are unable to offer, putting us at a disadvantage in competing with them for loans and deposits. Increased competition may prevent us (i) from achieving increases, or could even result in decreases, in our loan volume or deposit balances, or (ii) from increasing interest rates on the loans we make or reducing the interest rates we pay to attract or retain deposits, either or both of which could cause a decline in our interest income or an increase in our interest expense and, therefore, lead to reductions in our net interest income and earnings.

Adverse changes in economic conditions in Southern California could disproportionately harm our business.

The substantial majority of our customers and the properties securing a large proportion of our loans are located in Southern California, where foreclosure rates and unemployment have remained high relative to most other regions of the country. A downturn in economic conditions or the occurrence of natural disasters, such as earthquakes or fires, which are more common in Southern California than in other parts of the country, could harm our business by:

•	reducing loan demand which, in turn, would lead to reduced net interest margins and net interest income;

•

adversely affecting the financial capability of borrowers to meet their loan obligations to us, which could result in increases in loan losses and require us to make additional provisions for possible loan losses, thereby adversely affecting our operating results or causing us to incur losses, as occurred in 2008, 2009 and 2010; and

•

causing reductions in real property values that, due to our reliance on real property to collateralize many of our loans, could make it more difficult for us to prevent losses from being incurred on non-performing loans through the foreclosure and sale of such real properties.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

A substantial portion of our income is derived from the differential or “spread” between the interest we earn on loans, securities and other interest-earning assets, and the interest we pay on deposits, borrowings and other interest-bearing liabilities. Due to the differences in the maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread and, in turn, our profitability. In addition, as a general rule, loan origination volumes are affected by market interest rates. Rising interest rates, generally, are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates may decline and in falling interest rate environments, loan repayment rates may increase. Also, in a rising interest rate environment, we may need to accelerate the pace of rate increases on our deposit accounts as compared to the pace of future increases in short-term market rates. Accordingly, changes in market interest rates could materially and adversely affect our net interest spread, asset quality and loan origination volume.

However, in the current economic environment, loan demand has been relatively weak despite the fact that interest rates are relatively low, due largely to the financial difficulties encountered by prospective borrowers as a result of the economic recession and the weakness of the hoped for economic recovery, the unwillingness of businesses and consumers to borrow due to uncertainties and a lack of confidence about future economic conditions and a tightening of loan underwriting standards by us, as well as other banks and lending institutions, in response to these conditions. As a result, it has become more difficult to predict the impact that changes in interest rates will have on interest rate spreads and on the future financial performance of banks, including our Bank, which has added to the volatility of and adversely affected the stock prices of many banking institutions. It is also not possible to predict how long these conditions will continue to affect us.

Government regulations may impair our operations, restrict our growth or increase our operating costs.

We are subject to extensive supervision and regulation by federal and state bank regulatory agencies. The primary objective of these agencies is to protect bank depositors and other customers and not shareholders, whose respective interests often differ. The regulatory agencies have the legal authority to impose restrictions which they believe are needed to protect depositors and customers of banking institutions, even if those restrictions would adversely affect the ability of the banking institution to expand its business or pay cash dividends, or result in increases in its costs of doing business or hinder its ability to compete with less regulated financial services companies. Additionally, due to the complex and technical nature of many of the government regulations to which banking organizations are subject, inadvertent violations of those regulations may and sometimes do occur. In such an event, we would be required to correct or implement measures to prevent a recurrence of such violations. If more serious violations were to occur, the regulatory agencies could limit our activities or growth, fine us or ultimately put us out of business in the event we were to encounter severe liquidity problems or a significant erosion of our capital below the minimum amounts required under applicable bank regulatory guidelines.

The enactment of the Dodd-Frank Act poses uncertainties for our business and is likely to increase our costs of doing business in the future.

On July 21, 2010, the President signed the Dodd-Frank Act into law. Changes made by the Dodd-Frank Act include, among others: (i) new requirements on banking, derivative and investment activities, including modified capital requirements, the repeal of the prohibition on the payment of interest on business demand accounts, and limitations on debit card interchange fee requirements; (ii) enhanced financial institution safety and soundness regulations and increases in assessment fees and deposit insurance coverage; (iii) corporate governance and executive compensation requirements; and (iv) the establishment of new regulatory bodies, such as the Bureau of Consumer Financial Protection (the “BCFP”). The BCFP has been granted rulemaking authority over several federal consumer financial protection laws and, in some instances, has the authority to examine and enforce compliance by banks and other financial service organizations with these laws and regulations. Certain provisions of the Dodd-Frank Act were made effective immediately; however, much of the Dodd-Frank Act is subject to further rulemaking and/or studies. As a result, we cannot fully assess the impact that the Dodd-Frank Act will have on us until final rules are adopted and implemented, which could be up to 24 months from the enactment of the Dodd-Frank Act, or possibly even later.

We expect that the provisions of the Dodd-Frank Act repealing the prohibition on the payment by banks of interest on business demand deposits will result in price competition among banks for such deposits, which could increase the costs of funds to us (as well as to other banks) and result in a reduction in our net interest income in the future. However, we do not have sufficient information, as yet, to make any reliable predictions as to the impact that these provisions will have on our results of operations and financial performance in the future.

The Dodd-Frank Act also permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and permits state attorneys general to, in certain circumstances, enforce compliance with both the state and federal laws and regulations. We cannot predict whether California state agencies will adopt consumer protection laws and standards that are more stringent than those adopted at the federal level or, if any are adopted, what impact they may have on us, our business or operating results.

Premiums for federal deposit insurance have increased and may increase even more.

The FDIC uses the Deposit Insurance Fund (the “DIF”) to cover insured deposits in the event of bank failures, and maintains the DIF by assessing insurance premiums on FDIC-insured banks and depository institutions. The increase in bank failures during the three years ended December 31, 2010 caused the DIF to fall below the minimum balance required by law, forcing the FDIC to raise the insurance premiums assessed on FDIC-insured banks in order to rebuild the DIF. Depending on the frequency and severity of bank failures in the future, the FDIC may further increase premiums or assessments, which would increase our costs of business and could negatively affect our earnings and financial performance in the future.

The loss of key personnel could hurt our financial performance.

Our success depends to a great extent on the continued availability of our existing management and, in particular, on Raymond E. Dellerba, our President and Chief Executive Officer. In addition to their skills and experience as bankers, our executive officers provide us with extensive community ties upon which our competitive strategy is partially based. As a result, the loss of the services of any of these officers could harm our ability to implement our business strategy or our future operating results.

Risks posed by our residential mortgage lending business.

Our residential mortgage lending business, pursuant to which we originate and purchase residential real estate mortgage loans that qualify for resale into the secondary mortgage market, poses a number of potentially significant risks that could adversely affect our business and future financial performance.

Those risks include, among others: the risk that the growth of our mortgage lending business will strain our cash and management resources; the risk that management’s time and efforts will be diverted from our commercial banking business, which could hurt our operating results; the risk that our mortgage lending business will not generate revenues in amounts sufficient to enable us to recover the substantial expenditures we have made to add experienced mortgage loan officers and administrators; the risk that our residential mortgage lending business will not grow sufficiently to contribute to earnings in relation to our investment; the risk that we will be unable to sell the mortgage loans we originate into the secondary mortgage market at a profit due to changes in interest rates or a reduction in the flow of funds into the secondary mortgage market, whether due to a further weakening in the residential real estate market or a tightening in the availability of credit or otherwise; the risk that we will be required to repurchase mortgage loans in the event that they do not conform to representations and warranties we made with respect to such loans at the time of their sale, or borrowers default on the first few mortgage loan payments; and the risks that there will be a decline in demand for residential mortgage loans or an increase in defaults by borrowers, due to increasing interest rates, an economic downturn, or declining real estate values. Accordingly, there is no assurance that our residential mortgage lending business will not hurt our earnings or cause us to incur losses in the future.

We may be unable to resume the implementation of our strategy to grow our banking franchise in the future.

A key element of our business strategy has been to grow our banking franchise primarily by (i) opening new banking offices, (ii) offering new revenue generating products or services, such as the commencement, in the second quarter of 2009, of our mortgage banking operations, and (iii) adding banking professionals at our existing banking offices, with the objective of attracting additional customers including, in particular, small-to-medium size businesses, that would add to our profitability. Due to the losses we incurred during the three years ended December 31, 2010, the need to dedicate more personnel to the management and reduction of non-performing loans, and our increased focus on raising additional capital and returning the Bank to profitability, we have had to significantly curtail our growth strategy and we cannot predict how long it will be before we will able to resume the implementation of that strategy. Among other things we will need to substantially increase our capital to support the growth of our banking franchise. For that purpose, concurrently with the sale of the Series B Preferred Shares on August 26, 2011, we entered into definitive securities purchase agreements with the selling shareholders which provide that, subject to the satisfaction of certain conditions, the selling shareholders will purchase (i) $11.8 million of additional Series B Preferred Shares that will be convertible into shares of our common stock at a price of $5.32 per share; and (ii) $15.5 million of shares of our common stock at a price equal to the book value of our common stock at the end of the quarter immediately preceding the consummation of the sale of such common shares, or $5.31 per share, whichever is the greater. If, due to an inability to satisfy the conditions precedent in those agreements, or for any other reason, those equity financings are not consummated, we may be unable to resume the implementation of our growth strategy for a considerable period of time.

Expansion of our banking franchise might not achieve expected growth or increases in profitability and may adversely affect our future operating results.

If the equity financings described in the immediately preceding paragraph are consummated, the implementation of our growth strategy, either through organic growth or the acquisition of other banks, will pose a number of risks for us, including:

•

the risk that any newly established banking offices will not generate revenues in amounts sufficient to cover the costs of those offices, which would reduce our income or cause us to incur operating losses;

•

the risk that any bank acquisitions we might consummate in the future will prove not to be accretive to or may reduce our earnings if we do not realize anticipated cost savings or if we incur unanticipated costs in integrating the acquired banks into our operations or a substantial number of the customers of the acquired banks move their banking business to our competitors;

•	the risk that such expansion efforts will divert management time and effort from our existing banking operations, which could adversely affect our future financial performance; or

•	the risk that the additional capital we may need to support our growth or the issuance of shares in any bank acquisitions will be dilutive to the share ownership of our existing shareholders.

We rely on communications, information, operating and financial control systems technology from third-party service providers, and we may suffer an interruption in those systems.

We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including our internet banking services and data processing systems. Any failure or interruption, or breaches in security, of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems and, therefore, could harm our business, operating results and financial condition. Additionally, interruptions in service and security breaches could lead existing customers to terminate their banking relationships with us and could make it more difficult for us to attract new banking customers.

We are exposed to risk of environmental liabilities with respect to real properties which we may acquire.

Due to the continued weakness of the U.S. economy and, more specifically, the California economy, including high levels of unemployment and the continuing declines in real estate values, many borrowers have been unable to meet their loan repayment obligations and, as a result, we have had to initiate foreclosure proceedings with respect to and take title to an increased number of real properties that had collateralized their loans. Moreover, if the economic conditions remain weak or worsen, we may have to continue to foreclose and take title to additional real properties. As an owner of such properties, we could become subject to environmental liabilities and incur substantial costs for any property damage, personal injury, investigation and clean-up that may be required due to any environmental contamination that may be found to exist at any of those properties, even though we did not engage in the activities that led to such contamination. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties seeking damages for environmental contamination emanating from the site. If we were to become subject to significant environmental liabilities or costs, our business, financial condition, results of operations and prospects could be adversely affected.

Managing reputational risk is important to attracting and maintaining customers, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies and questionable or fraudulent activities of our customers. We have policies and procedures in place to promote ethical conduct and protect our reputation. However, these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation.

Our business may face other risks.

Our business and financial performance could be materially and adversely affected in the future by other risks or developments that either are not known to us at the present time or are currently immaterial to our business. Such risks could include, but are not necessarily limited to, unexpected changes in government regulations, the commencement of litigation against us and unexpected adverse changes in local, national or global economic or market conditions.

Risks Related to the Purchase of Shares in this Offering

The price of our common stock may be volatile or may decline, which may make it more difficult to realize a profit on your investment in our shares of common stock.

The trading prices of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, our stock price has not only been volatile, but also has declined significantly during the three years ended December 31, 2010, due to the losses we incurred during that period and uncertainties about how long it will take us to achieve sustained profitability. The volatility of our stock price in the future may increase with the recent acquisition of a large number of our shares by the selling shareholders and the ability of the selling shareholders to sell their shares in this offering. Moreover our stock price in the future could be adversely affected by other factors, some of which are outside of our control, including:

•	quarterly fluctuations in our operating results or financial condition;

•	failure to meet analysts’ revenue or earnings estimates;

•	the restrictions, described below, on our ability to pay cash dividends on our common stock;

•	the imposition of additional regulatory restrictions on our business and operations or an inability to meet regulatory requirements such as those contained in the FRB Agreement and DFI Order;

•	an inability to resume our growth strategy in the near term or to successfully implement that strategy in the future;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	fluctuations in the stock prices and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry stocks;

•	proposed or newly adopted legislative or regulatory changes or developments aimed at the financial services industry;

•	any future proceedings or litigation that may involve or affect us; and

•	continuing concerns and a lack of confidence among investors that economic and market conditions will improve.

We are currently restricted from paying dividends, and do not anticipate paying any cash dividends on our common stock for the foreseeable future.

Dividends from the Bank will be the principal source of funds available to us to pay cash dividends to our shareholders in the future. However, as described above, pursuant to the FRB Agreement and DFI Order, the Bank may not pay cash dividends to us without the prior approval of the FRB and DFI and we may not pay cash dividends to our shareholders without the prior approval of the FRB. There is no assurance when those restrictions might be lifted, if at all. Additionally, we and the Bank are subject to additional restrictions which currently and in the future may prevent us from paying cash dividends on our common stock:

•

California laws place restrictions on the ability of California corporations and banks to pay cash dividends on preferred or common stock. Subject to certain limited exceptions, a California corporation may pay cash dividends only from and only to the extent of its retained earnings. Due to the losses that we incurred during the three years ended

December 31, 2010, we had an accumulated deficit of approximately $3.2 million at June 30, 2011. Accordingly, even if the other restrictions that prevent us and the Bank from paying dividends were to be lifted, we will not be able to pay cash dividends on our preferred or common stock unless and until we generate cumulative net income in excess of that deficit and then only to the extent of that excess. There is no assurance when or even if we will succeed in generating net income that would exceed that accumulative deficit.

•

As described above, we began deferring interest payments on our Junior Subordinated Debentures in mid-2010. Under the terms of the indentures governing the Junior Subordinated Debentures, we are precluded from paying cash dividends on our common stock or preferred stock unless and until we have paid all of the deferred interest in full and thereafter make interest payments on the Junior Subordinated Debentures as and when they become due.

•

No dividends may be declared or paid on shares of our common stock unless we first pay dividends to the holders of the outstanding shares of our preferred stock. There is no assurance if or when we will be able to pay such dividends on our preferred stock, however.

Finally, even if the regulatory and other restrictions on the payment of dividends by us and the Bank are lifted and we generate retained earnings in the future, it is our intention to retain cash to increase our capital and fund our operations and the expansion of our banking franchise. As a result, we have no intention to pay cash dividends at least for the foreseeable future on our common stock.

If the additional planned sales of preferred stock and common stock to the selling shareholders are completed, or we otherwise sell additional shares of our common stock, our shareholders could be subject to significant dilution in their share ownership and voting power.

Potential Dilutive Effects of Sales of Additional Equity Securities. If we succeed in consummating the sales of additional Series B Preferred Shares and common stock pursuant to the definitive securities purchase agreements we entered into on August 26, 2011 with the selling shareholders, those sales will dilute the percentage ownership and voting power of our existing shareholders and, depending on the prices paid by our existing shareholders for their shares of common stock, also in terms of the differences between the amounts they paid for their shares and the prices that the selling shareholders will have paid for their shares. This dilution also could have an adverse impact on the trading prices of our common stock.

In addition, subject to market conditions and other factors, we may pursue additional common stock or other equity financings in the future to meet capital requirements or support the growth of our business. The sales of such additional equity securities could also be dilutive of our existing shareholders depending largely on the prices at which, and the number of, additional shares or other equity securities we may sell.

At June 30, 2011, options to purchase a total of 1,138,241 shares of our common stock, at an average exercise price of $7.43 per share, were outstanding and an additional 566,314 shares were available for the grant of options or other equity incentives in the future under our 2010 Equity Incentive Plan. The issuance of shares pursuant to any of those options or pursuant to any other equity incentives we may grant in the future may dilute our existing shareholders.

Risks Associated with the Increase in Voting Power of the Selling Shareholders. If the sales of the Additional Series B Preferred Shares and common stock to the selling shareholders are consummated, two selling shareholders, Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund-A, L.P., which are affiliated with each other (collectively, the “Carpenter Funds”) will own a total of approximately 29% of our voting stock and will be the largest shareholder of the Company.

Further, as previously reported in our Current Report on Form 8-K dated August 26, 2011, concurrently with the sale of the Series B Preferred Shares, we entered into certain investor rights agreements with the selling shareholders (discussed below under the heading “Selling Shareholders”). If the Carpenter Funds purchase the Additional Series B Preferred Shares and the shares of common stock pursuant to the Additional Series B and the Common Stock Purchase

Agreements, respectively, they will become entitled to designate three individuals to serve on the respective Boards of Directors of both the Company and the Bank (subject to any required regulatory approvals). Due to the appointment of three representatives on the Board of Directors and their ownership of our voting stock, the Carpenter Funds will have the ability to significantly influence the outcome of matters requiring approval of our Board of Directors and matters requiring the approval of our shareholders, including the approval of mergers and acquisitions or changes in corporate control, and could have significant influence over our operations. There is no assurance that the interests of the Carpenter Funds will be consistent with the interests of our other shareholders or that the Carpenter Funds will not exercise their voting power in ways that could adversely affect our other shareholders. Moreover, this concentration of ownership also could have additional adverse consequences, including (i) discouraging a potential acquirer from attempting to acquire us, which could impede or prevent transactions in which our shareholders might otherwise receive a premium for their shares, and (ii) making it more difficult for us to sell additional shares at prices in excess of those paid by the selling shareholders for their shares of common stock, even if our financial performance significantly improves.

Our articles of incorporation permit our Board of Directors to authorize and sell additional shares of preferred stock on terms that could discourage a third party from making a takeover offer that may be beneficial to our shareholders.

Our Board of Directors has the power, under our articles of incorporation, to create and authorize the sale of one or more new series of preferred stock without having to obtain shareholder approval for such action. As a result, the Board could authorize the issuance of and issue shares of a new series of preferred stock to implement a shareholders rights plan (often referred to as a “poison pill”) or could sell and issue preferred shares with special voting rights or conversion rights that could deter or delay attempts by our shareholders to remove or replace management, and attempts of third parties to engage in proxy contests and effectuate changes in control of us.

USE OF PROCEEDS

All proceeds from the sale of our common stock covered by this prospectus will go to the selling shareholders who offer and sell their shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

SELLING SHAREHOLDERS

On August 26, 2011, we entered into the Series B Purchase Agreement and pursuant to that Agreement sold a total of 112,000 Series B Preferred Shares, at a price of $100.00 per share in cash, to the selling shareholders in a private placement. The three selling shareholders to whom the Series B Preferred Shares were sold are Carpenter Community Bancfund LP and Carpenter Community Bancfund-A LP (collectively, the “Carpenter Funds”), which purchased an aggregate of 37,000 of the Series B Preferred Shares (designated as the “Series B-1 Shares”), and SBAV LP (“SBAV”), which purchased the other 75,000 Series B Preferred Shares (designated as the “Series B-2 Shares” and which, together with the Series B-1 Shares, comprise the outstanding shares of our Series B Preferred Stock).

The rights, preferences, privileges and restrictions of the Series B-1 Shares and the Series B-2 Shares are set forth in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of the Series B Convertible 8.4% Noncumulative Preferred Stock (the “Series B Certificate of Determination”). With the exception of certain limitations on voting rights, the rights, preferences and privileges of the Series B-1 Shares and Series B-2 Shares, including the conversion rights thereof, are identical. The holders of the Series B-1 Shares are entitled to vote, on an as-converted basis, together with the holders of our common stock on all matters on which the holders of our common stock are entitled to vote, except that the holders of the Series B-1 Shares will not be entitled to exercise voting rights with respect to any Series B-1 Shares which would result in such holder of Series B-1 Shares having the right to vote in excess of 4.99% of the aggregate voting power of all classes of voting stock of the Company until such date, if any, of the issuance and sale by the Company of its equity securities pursuant to, and in accordance with, the Additional Series B Purchase Agreement we entered into with SBAV and the Carpenter Funds, described below, and the Common Stock Purchase Agreement we entered into with the Carpenter Funds described below. The holders of the Series B-2 shares are entitled to vote, on an as-converted basis, together with the holders of our common stock on all matters on which the holders of our common stock are entitled to vote, except that the holder of the Series B-2 Shares will not be entitled to exercise voting rights with respect to any Series B-2 Shares which would result in such holder of Series B-2 Shares having the right to vote in excess of 9.99% of the aggregate voting power of all classes of voting stock of the Company.

Each Series B Preferred Share, whether designated as a Series B-1 Share or a Series B-2 Share, is convertible into such whole number of shares of our common stock as is obtained by dividing (i) $100.00 by (ii) the conversion price of $5.32 per share of common stock, which is subject to adjustment in the event of a stock split or combination of, or a dividend payable in shares of common stock on, our outstanding shares of our common stock as well as certain additional issuances of the Company’s common stock.

Concurrently with the completion of the sale of the Series B Preferred Shares to the selling shareholders, we entered into the Additional Series B Purchase Agreement with SBAV and the Carpenter Funds, and the Common Stock Purchase Agreement with the Carpenter Funds. The Additional Series B Purchase Agreement provides for the sale by us, subject to satisfaction of certain conditions, to the Carpenter Funds and SBAV of a total of $10.8 million and $1.0 million, respectively, of additional Series B Preferred Shares (the “Additional Series B Shares”), at the same purchase price and on the same terms as the Series B Preferred Shares that were sold on August 26, 2011.

The Common Stock Purchase Agreement provides for the sale by us, subject to satisfaction of certain conditions, of a total of $15.5 million of shares of our common stock to the Carpenter Funds at a price equal to the greater of (i) $5.31 per common share or (ii) the book value of our shares of common stock as of the end of the calendar quarter immediately preceding the sale of those shares. Additionally, we will be issuing common stock purchase warrants (the “Warrants”) that, subject to certain conditions, will entitle the Carpenter Funds and SBAV to purchase up to 408,834 and 399,436 shares, respectively, of our common stock at a warrant exercise price of $6.38 per share payable in cash.

If those sales of Additional Series B Shares and common stock are consummated, the Carpenter Funds will own approximately 29% of our voting securities and will be our largest shareholder. Consummation of the sales of the Additional Series B Shares and the common stock is subject to a number of conditions including, in addition to customary conditions, the receipt of required regulatory approvals, the achievement by the Bank of certain specified capital ratios, and the approval by our shareholders of (i) the sale of the shares of common stock to the Carpenter Funds and (ii) an increase in the number of authorized shares of our common stock. There is no assurance that these conditions will be satisfied and if either of these agreements is terminated, whether due to a failure of any of the conditions or otherwise, the selling shareholders will not be required to purchase either the Additional Series B Shares or such shares of common stock.

In connection with the sale of the Series B Preferred Shares on August 26, 2011, we entered into the following additional agreements with the selling shareholders:

(1) Investor Rights Agreements. We entered into an Investor Rights Agreement with each of SBAV and the Carpenter Funds (the “SBAV Investor Rights Agreement” and the “Carpenter Investor Rights Agreement,” respectively, and which, together will sometimes be referred to, collectively, as the “Investor Rights Agreements”). These Investor Rights Agreements grant to SBAV and the Carpenter Funds the right to purchase (subject to certain exceptions) a pro-rata portion of any additional equity securities that we may sell during the next three years in order to enable the selling shareholders to maintain their respective percentage ownership interests in us and the Bank. The SBAV Investor Rights Agreement entitles SBAV to designate an individual, who is acceptable to us, to be appointed as a member of the Boards of Directors of Pacific Mercantile Bancorp and the Bank and each of the respective committees of such Boards of Directors for which such individual qualifies, effective upon receipt of any required regulatory approvals and clearances therefor. The Carpenter Investor Rights Agreement provides that, if the purchases by the Carpenter Funds of the $10.8 million of Additional Series B Shares and the $15.5 million of shares of our common stock are consummated, then the Carpenter Funds will become entitled to designate three individuals, who are reasonably acceptable to us, to serve on the Boards of Directors of both Pacific Mercantile Bancorp and the Bank and each of the respective committees of such Boards of Directors for which such individuals qualify, effective upon receipt of any required regulatory approvals and clearances therefor.

If the sales of the Additional Series B Shares and the common stock are consummated, it will become necessary for Raymond E. Dellerba, who is President and CEO of both Pacific Mercantile Bancorp and the Bank, to devote more of his time and energies, as our CEO, to the formulation and implementation of Pacific Mercantile Bancorp’s strategic initiatives. As a result, upon consummation of the sales of the Additional Series B Shares and the common stock, a search will be conducted for a new Bank CEO who would be responsible for the day to day operations of the Bank. The appointment of a new Bank CEO will be subject to the receipt of any then required regulatory approvals or clearances and, at the time of that appointment, in addition to continuing as our CEO, Mr. Dellerba will become the Vice Chairman of the Bank and will continue, in that capacity as well, to be involved in oversight of its operations. The Carpenter Investor Rights Agreement provides that the individual selected to become the new Bank CEO must be reasonably acceptable to the Carpenter Funds.

(2) Registration Rights Agreements. The Company also has entered into a Registration Rights Agreement with both SBAV and the Carpenter Funds (the “Registration Rights Agreement”). That agreement requires us, at our sole expense, (i) to file, within 45 days after the closing of the sale of the Series B Preferred Shares, a Registration Statement on Form S-3 (of which this prospectus is a part), with the SEC to register for resale, under the Securities Act, the shares of our common stock that are issuable upon conversion of the Series B Preferred Shares and (ii) to use our commercially reasonable efforts to have that Registration Statement declared effective by the SEC within 120 days of the filing date.

If the sales of the Additional Series B Shares pursuant to the Additional Series B Purchase Agreement and the common stock pursuant to the Common Stock Purchase Agreement are consummated, we also will enter into a second Registration Rights Agreement providing for us to register, for resale, the shares of common stock that will be issuable upon conversion of the Additional Series B Shares, the common stock sold pursuant to the Common Stock Purchase Agreement, and the shares of common stock that will be issuable upon exercise of the Warrants.

The foregoing summary of certain terms of the Series B Purchase Agreement, the Series B Certificate of Determination, the Additional Series B Purchase Agreement, the Common Stock Purchase Agreement, the Registration Rights Agreements, the Investor Rights Agreements and the Warrants is not complete and is qualified in its entirety by reference to the full text of the documents, which:

•	in the case of the Series B Certificate of Determination, is attached as Exhibit 3.1 to the Form 8-K dated August 16, 2011; and

•

in the case of the Series B Stock Purchase Agreement, the Additional Series B Purchase Agreement and the Common Stock Purchase Agreement, are attached as Exhibit 10.1, Exhibit 10.5 and Exhibit 10.6, respectively, to the Current Report on Form 8-K dated August 26, 2011 (the “August 26 Form 8-K”);

•	in the case of the SBAV Investor Rights Agreement and the Carpenter Investor Rights Agreement, are attached as Exhibit 10.2 and Exhibit 10.3, respectively, to the August 26 Form 8-K,

•	in the case of the Registration Rights Agreements, are attached as Exhibits 10.4 and 10.5 to the August 26 Form 8-K; and

•	in the case of the Warrant, is attached as Exhibit C to the Additional Series B Purchase Agreement which is attached as Exhibit 10.5 to the August 26 Form 8-K.

The following table sets forth: (1) the name of each selling shareholder for whom we are registering shares of common stock; (2) the number of shares of our common stock beneficially owned by each such selling shareholder prior to this offering, (3) the number of shares of our common stock being offered pursuant to this prospectus, and (4) the number of shares and, if one percent or more, the percentage of the total number of the outstanding shares of our common stock to be owned by each such selling shareholder after this offering.

This table is prepared based on information supplied to us by the selling shareholders and reflects their beneficial ownership of our common stock as of September 30, 2011. As used in this prospectus, the term “selling shareholders” includes the selling shareholders listed below, and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column captioned “Number of Shares Being Offered” represents all of the shares of common stock that each selling shareholder may offer under this prospectus. Each selling shareholder may elect to sell some, all or none of its shares of common stock.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act. The percentage of shares beneficially owned after the offering is based on 12,273,003 shares of our common stock outstanding as of September 30, 2011.

Name of Selling Shareholder	Common Stock Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Common Stock Beneficially Owned After Offering(1)	Percentage of Common Stock Beneficially Owned After Offering(1)

SBAV LP(2)	1,409,774	(3)	1,409,774	0	0
Carpenter Community Bancfund, L.P.(4)	23,609	(5)	23,609	0	0
Carpenter Community Bancfund –A, L.P.(6)	671,879	(7)	671,879	0	0

(1)	Assumes all shares offered hereby are sold by the selling shareholders.

(2)	SBAV has informed us of the following: (i) SBAV GP LLC (“SBAV GP”), as the general partner of SBAV and Clinton Group, Inc. (“CGI”), by virtue of being the investment manager of SBAV, have the power to vote or direct the voting, and to dispose or direct the disposition, of all of our securities that are beneficially owned by SBAV; and (ii) George Hall, as the sole managing member of SBAV GP and president of CGI, is deemed to have shared voting power and shared dispositive power with respect to all shares as to which SBAV GP and CGI have voting power or dispositive power. Accordingly, SBAV, SBAV GP, CGI and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to all of our securities beneficially owned by SBAV. However, we also have been informed by SBAV that SBAV GP, CGI and Mr. Hall disclaim beneficial ownership of any and all such securities in excess of their actual pecuniary interests therein.

(3)	Represents shares of common stock issuable upon conversion of the 75,000 Series B-2 Shares owned by SBAV LP at a conversion price of $5.32 per share.

(4)	Carpenter Fund Manger GP, LLC (“Carpenter Fund Manager GP”) is the sole general partner of Carpenter Community Bancfund, L.P. We have been informed by Carpenter Fund Manager GP of the following: (i) it has the power to vote or direct the voting, and to dispose or direct the disposition of all of our securities that are beneficially owned by Carpenter Community Bancfund, L.P; and (ii) Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones, in their capacities as the managing members of Carpenter Fund Manager GP, share that voting and dispositive power with Carpenter Fund Manager GP. We also have been informed by Carpenter Fund Manager GP that it and Messrs. Carpenter, Flemming, Gould, Hidalgo and Jones disclaim beneficial ownership of any and all such securities in excess of their respective pecuniary interests therein.

(5)	Represents shares of common stock issuable upon conversion of the 1,256 Series B-1 Shares owned by Carpenter Community Bancfund, L.P. at a conversion price of $5.32 per share.

(6)	Carpenter Fund Manger GP also is the sole general partner of Carpenter Community Bancfund –A, L.P. Carpenter Fund Manger GP has informed us of the following: (i) it has the sole power to vote or direct the voting, and to dispose or direct the disposition of all of our securities beneficially owned by Carpenter Community Bancfund –A, L.P and (ii) Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones, in their capacities as the managing members of Carpenter Fund Manager GP, share such voting and dispositive power with Carpenter Fund Manager GP. We also have been informed by Carpenter Fund Manager GP that it and Messrs. Carpenter, Flemming, Gould, Hidalgo and Jones disclaim beneficial ownership of any and all such securities in excess of their respective pecuniary interests therein.

(7)	Represents shares of common stock issuable upon conversion of the 35,744 Series B-1 Shares owned by Carpenter Community Bancfund –A, L.P. at a conversion price of $5.32 per share.

Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund –A, L.P. (the “Carpenter Funds”) are affiliates of a registered securities broker-dealer. The Carpenter Funds have represented to us that those of our securities which they own were purchased in the ordinary course of their respective businesses, and at the time of that purchase, neither of the Carpenter Funds had any agreements or understandings, directly or indirectly, with any person to distribute those securities.

PLAN OF DISTRIBUTION

The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling shareholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling shareholders will act independently of us and each other in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on The NASDAQ Global Select Market or on any other stock exchange, market, including the over-the-counter market, or trading facility on which the shares are traded, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices and terms then obtainable, or at fixed prices, which may be changed. The distribution of these securities may be effectuated in one or more transactions using any one or more of the following methods:

•	ordinary brokerage transactions,

•	privately negotiated transactions,

•	sales to one or more dealers for resale of such securities as principals,

•	transactions involving block trades;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part,

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,

•	any combination of the foregoing, or

•	any other method permitted by applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling shareholders also may sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.

To the extent required, we may amend or supplement this prospectus from time to time to describe any specific plan of distribution.

In effectuating sales of common stock, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of usual and customary or specifically negotiated commissions, discounts, concessions or fees from the selling shareholders. Broker-dealers or agents also may receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out its short positions or to return borrowed shares in connection with such short sales, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which would require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the Securities and Exchange Commission.

The selling shareholders and any broker-dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares offered pursuant to this prospectus. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

Under current applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus, other than brokerage fees, commissions and any applicable transfer taxes, which will be paid by the selling shareholders. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed, in the Registration Rights Agreements, to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, and the selling shareholders may be entitled to contribution. We may be indemnified by the selling shareholders against certain losses, claims, damages and liabilities that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, or we may be entitled to contribution.

The selling shareholders are not obligated to, and there is no assurance that the selling shareholders will, sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, 660 Newport Center Drive, Suite 1600, Newport Beach, California.

EXPERTS

The consolidated financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of Squar, Milner, Peterson, Miranda & Williamson, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” into this prospectus certain of our publicly-filed documents, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the sale of all shares offered pursuant to this prospectus.

The following documents filed with the SEC (in each case, File No. 000-30777) are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2010;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011;

4.	The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 from our definitive proxy statement on Schedule 14A for our 2011 Annual Meeting of Shareholders filed with the SEC on May 2, 2011;

5.	Our Current Report on Form 8-K dated May 24, 2011;

6.	Our Current Report on Form 8-K dated July 1, 2011;

7.	Our Current Report on Form 8-K dated August 16, 2011;

8.	Our Current Report on Form 8-K, dated August 26, 2011; and

9.	The description of our common stock which is contained in our registration statement on Form 8-A filed under the Exchange Act on June 9, 2000, including any amendment or report hereafter filed for the purpose of updating such description, including our Current Report on Form 8-K dated August 16, 2011.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to the Corporate Secretary, Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, California 92626, telephone: (714) 438-2500.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement, or to documents incorporated by reference into this prospectus, for copies of the actual contract, agreement or other document.

We file electronically with the SEC our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. You also may request copies of such documents by contacting the Company’s Corporate Secretary at (714) 438-2500. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Pacific Mercantile Bancorp. The SEC’s Internet site can be found at http://www.sec.gov.

2,105,262 Shares of Common Stock

Offered by Selling Shareholders

                     , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and The NASDAQ Global Select Market listing fee.

SEC registration fee	$777
Legal fees and expenses	$25,000
Accounting fees and expenses	$7,500
Printing and miscellaneous	$5,000

Total	$38,277

Item 15. Indemnification of Directors and Officers

Section 317 of the California Corporations Code (the “Corporations Code”) authorizes a court to award, and a corporation’s Board of Directors to authorize, the indemnification by the corporation of directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. Section 204 of the Corporations Code provides that this limitation on liability has no effect on a director’s liability (a) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (b) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (c) for any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (e) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (f) under Section 310 of the Corporations Code (concerning contracts or transactions between the corporation and a director), or (g) under Section 316 of the Corporations Code (directors’ liability for improper dividends, loans and guarantees).

Section 317 does not extend to acts or omissions of a director in his capacity as an officer. Furthermore, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation of a director’s fiduciary duty to us or our shareholders.

Our articles of incorporation eliminate the liability of each of our directors for monetary damages to the fullest extent permissible under California law. Our articles of incorporation further authorizes us to provide indemnification to our officers and directors to the fullest extent permissible under California law and in excess of that otherwise permitted under Section 317 of the California Corporations Code. Our amended and restated bylaws also provide for similar indemnification of our officers and directors to the maximum extent permitted by California law.

In January 2000, the shareholders of the Bank, which was the predecessor of the Company, approved indemnification agreements entered into by the Bank with its directors and executive officers and authorized the Company to enter into similar agreements with its directors and officers. These agreements require the Company and the Bank, among other things, (i) to indemnify their respective directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company or the Bank, or in the case of a shareholder derivative action, opposed to the best interests of the Company and its shareholders), (ii) to advance the expenses such directors or officers may incur as a result of or in connection with the defense of any proceeding brought against them as to which they could be indemnified, subject to an undertaking by the indemnified party to repay such advances if it is ultimately determined that he or she is not entitled to indemnification, and (iii) to obtain officers’ & directors’ liability insurance if available on reasonable terms.

We also have obtained directors’ and officers’ liability insurance for our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling our Company as described above, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We believe that our articles of incorporation and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Pursuant to the Registration Rights Agreement, we have agreed to indemnify the selling shareholders against certain losses, claims, damages, liabilities and expenses in connection with the registration of our common stock, including liabilities under the Securities Act, and the selling shareholders may be entitled to contribution.

The foregoing summaries are necessarily subject to the complete text of the California Corporations Code, our articles of incorporation, our amended and restated bylaws and the indemnification agreements referred to above and are qualified in their entirety by reference thereto.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description

3.1	Articles of Incorporation of Pacific Mercantile Bancorp. (Incorporated by reference to the same numbered exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-33452) filed with the SEC on June 14, 2000.)

3.1A	Certificate of Amendment of Articles of Incorporation of Pacific Mercantile Bancorp effective as of June 7, 2001. (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 000-30777) filed with the SEC on August 14, 2001.)

3.2	Pacific Mercantile Bancorp Bylaws, Amended and Restated as of December 18, 2007. (Incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K (File No. 000-30777) dated December 18, 2007.)

4.1	Form of Common Stock Certificate. (Incorporated by reference to the same numbered exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-33452) filed with the SEC on March 28, 2000.)

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

10.1	Form of Officers and Directors Indemnification Agreement. (Incorporated by reference to the same numbered exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-177141) filed with the SEC on October 3, 2011.)

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm, Squar, Milner, Peterson, Miranda & Williamson, LLP.

24.1	Power of Attorney (included on the signature page to this Registration Statement – see page S-1 of this Registration Statement).

Item 17. Undertakings.

(a) Pacific Mercantile Bancorp hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Pacific Mercantile Bancorp hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Pacific Mercantile Bancorp’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 6th day of October, 2011.

PACIFIC MERCANTILE BANCORP

By:	/s/ RAYMOND E. DELLERBA
Raymond E. Dellerba
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Pacific Mercantile Bancorp, do hereby constitute and appoint Raymond E. Dellerba and Nancy A. Gray, and each of them, individually, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents and, either of them, may deem necessary or advisable to enable Pacific Mercantile Bancorp to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RAYMOND E. DELLERBA Raymond E. Dellerba	President, Chief Executive Officer and Director (Principal Executive Officer)	October 6, 2011

/s/ NANCY A. GRAY Nancy A. Gray	Senior Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 6, 2011

/s/ GEORGE H. WELLS	Chairman of the Board and Director	October 6, 2011
George H. Wells

	Director	, 2011
George L. Argyros

/s/ WARREN T. FINLEY	Director	October 6, 2011
Warren T. Finley

/s/ ANDREW PHILLIPS	Director	October 6, 2011
Andrew Phillips

	Director	, 2011
Dr. Gordon Rausser

/s/ MATTHEW F. SCHAFNITZ	Director	October 6, 2011
Matthew F. Schafnitz

/s/ JOHN THOMAS	Director	October 6, 2011
John Thomas, M.D.

/s/ GARY M. WILLIAMS	Director	October 6, 2011
Gary M. Williams

S-1

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation of Pacific Mercantile Bancorp. (Incorporated by reference to the same numbered exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-33452) filed with the SEC on June 14, 2000.)

3.1A	Certificate of Amendment of Articles of Incorporation of Pacific Mercantile Bancorp effective as of June 7, 2001. (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 000-30777) filed with the SEC on August 14, 2001.)

3.2	Pacific Mercantile Bancorp Bylaws, Amended and Restated as of December 18, 2007. (Incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K (File No. 000-30777) dated December 18, 2007.)

4.1	Form of Common Stock Certificate. (Incorporated by reference to the same numbered exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-33452) filed with the SEC on March 28, 2000.)

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

10.1	Form of Officers and Directors Indemnification Agreement. (Incorporated by reference to the same numbered exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-177141) filed with the SEC on October 3, 2011.)

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm, Squar, Milner, Peterson, Miranda & Williamson, LLP.

24.1	Power of Attorney (included on the signature page to this Registration Statement – see page S-1 of this Registration Statement).

E-1